PRELIMINARY DRAFT SUBJECT TO REVIEW

Supplemental Information to the Special Committee of the Board of Directors

Project CEMENT

October 18, 2011

William Blair & Company®

PRELIMINARY DRAFT SUBJECT TO REVIEW

Updated DCF – Sensitivity Analysis

William Blair & Company®

PRELIMINARY DRAFT SUBJECT TO REVIEW

Updated DCF – Sensitivity Analysis

2.0x ~ 4.0x Exit Multiple

2016 Capex $20mm Case

Discount Rate	Exit Multiple 2.0x	3.0x	4.0x
15.0%	$ 0.61	$ 0.90	$ 1.18
16.0%	0.63	0.89	1.16
17.0%	0.63	0.89	1.15
18.0%	0.64	0.89	1.14
19.0%	0.65	0.89	1.13

Revenue Upside Case

Increase Over Base Scenario	Exit Multiple 2.0x	3.0x	4.0x
60.0%	$ 0.90	$ 1.31	$ 1.73
50.0%	0.82	1.20	1.59
40.0%	0.73	1.10	1.46
30.0%	0.65	0.99	1.32
20.0%	0.57	0.88	1.19

4.5x ~ 6.5x Exit Multiple

2016 Capex $20mm Case

Discount Rate	Exit Multiple 4.5x	5.5x	6.5x
15.0%	$ 1.32	$ 1.60	$ 1.88
16.0%	1.30	1.57	1.84
17.0%	1.28	1.54	1.80
18.0%	1.27	1.52	1.76
19.0%	1.25	1.49	1.73

Revenue Upside Case

Increase Over Base Scenario	Exit Multiple 4.5x	5.5x	6.5x
60.0%	$ 1.94	$ 2.35	$ 2.76
50.0%	1.79	2.18	2.56
40.0%	1.64	2.00	2.36
30.0%	1.49	1.83	2.17
20.0%	1.34	1.66	1.97

In accordance with management guidance, the net working capital is forecasted to move in line with total revenues.

For revised NWC method, NWC has been estimated as 38.0% of revenues based on 2011 levels.
Highlighted the cells with equity value per share higher than the $2.65 offer price.
(1) Current share price of $1.60 as of October 10, 2011.